September 27, 2019

Ms. Barbara Jacobs, Assistant Director
Office of Information Technologies and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	DXC Technology Company
Form 10-K for the Fiscal Year Ended March 31, 2018
Form 10-Q for the Quarterly Period Ended December 31, 2018
File No. 001- 38033

Dear Ms. Jacobs:
We are responding to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in its letter dated March 12, 2019 (the “Comment Letter”), relating to the above referenced March 31, 2018 Form 10-K and December 31, 2018 Form 10-Q of DXC Technology Company (the “Company”). Reference is made to the initial response letter dated April 11, 2019 (the “Initial Response Letter”) and our subsequent calls with the staff. For your convenience, we have set forth the Staff’s original comment immediately preceding our response.

Form 10-Q for the quarterly period ended December 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures, page 69

1.    We note that your non-GAAP Income from Continuing Operations, non-GAAP Net Income, and non-GAAP EPS measures are adjusted for Amortization of Acquired Intangible Assets. It appears that this adjustment represents an individually tailored accounting principle substituted for those in GAAP. In this regard, removing the amortization while retaining in the measure the related revenues presents a measure with apparent operating result inconsistencies. Please remove these adjustments from the calculations of these non-GAAP measures in future filings as well as in your earnings releases on Form 8-K. We refer you to Question 100.04 of the updated Compliance and Disclosure Interpretations issued on April 4, 2018.

Response:

The Company respectfully acknowledges the Staff’s comment and believes that its treatment of the amortization of acquired intangible assets during the periods covered by the Company’s Form 10-Q does not substitute an individually tailored expense recognition method for those of GAAP.

The Company believes that the adjustments of items such as acquisition-related costs and amortization of certain intangible assets more closely correlate with the sustainability of the Company’s operating performance. The Company believes that adjusting the Company’s non-GAAP Income from Continuing Operations, non-GAAP Net Income, and non-GAAP EPS to exclude the amortization of certain acquired intangible assets enhances the comparability of our results between periods and provides additional information and transparency to investors on adjustments and other items that are not indicative of the Company’s current and future operating performance.

The Company appreciates the time taken by the Staff to discuss its position during the phone conversation on July 17, 2019. Per our discussion the company will further clarify its non-GAAP disclosure which adjusts for Amortization of Acquired Intangible Assets from non-GAAP Net Income, and non-GAAP EPS.

The Company acknowledges that use of the referenced non-GAAP measures comes with inherent limitations, as does the use of any non-GAAP measure. Accordingly, to provide additional clarity in our external reporting of the referenced non-GAAP measures, the Company proposes to enhance its disclosure in future filings with the Commission beginning with our September 30, 2019 Form 10-Q for the second quarter of fiscal year 2020. The Company proposes to include the following additional clarification regarding the use of the referenced non-GAAP measures in Management's Discussion and Analysis of Financial Condition and Results of Operations section (proposed new disclosure shown underlined):

Non-GAAP Financial Measures

We present non-GAAP financial measures of performance which are derived from the statements of operations of DXC. These non-GAAP financial measures include earnings before interest and taxes ("EBIT"), adjusted EBIT, non-GAAP income before income taxes, non-GAAP net income and non-GAAP EPS, constant currency revenues, net debt and net debt-to-total capitalization.

We present these non-GAAP financial measures to provide investors with meaningful supplemental financial information, in addition to the financial information presented on a GAAP basis. Non-GAAP financial measures exclude certain items from GAAP results which DXC management believes are not indicative of core operating performance. DXC management believes these non-GAAP measures allow investors to better understand the financial performance of DXC exclusive of the impacts of corporate-wide strategic decisions. DXC management believes that adjusting for these items provides investors with additional measures to evaluate the financial performance of our core business operations on a comparable basis from period to period. DXC management believes the non-GAAP measures provided are also considered important measures by financial analysts covering DXC, as equity research analysts continue to publish estimates and research notes based on our non-GAAP commentary, including our guidance around non-GAAP EPS targets.

Non-GAAP financial measures exclude certain items from GAAP results which DXC management believes are not indicative of operating performance such as the amortization of acquired intangible assets and transaction, separation and integration-related costs.

Incremental amortization of intangible assets acquired through business combinations may result in a significant difference in period over period amortization expense on a GAAP basis. We exclude amortization of certain acquired intangibles assets as these non-cash amounts are inconsistent in amount and frequency and are significantly impacted by the timing and/or size of acquisitions. Although DXC management excludes amortization of acquired intangible assets primarily customer related intangible assets from its non-GAAP expenses, we believe that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and support revenue generation. Any future transactions may result in a change to the acquired intangible asset balances and associated amortization expense.

There are limitations to the use of the non-GAAP financial measures presented in this report. One of the limitations is that they do not reflect complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP. Additionally, other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes between companies.

If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (703) 245-4671.

Sincerely,
/s/ Neil A. Manna
Neil A. Manna
Senior Vice President, Controller
and Principal Accounting Officer

Copy to:	Paul N. Saleh, Executive Vice President and Chief Financial Officer
William L. Deckelman, Jr., Executive Vice President, General Counsel and Secretary
Zafar A. Hasan, Vice President, Chief Corporate Counsel